UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of June, 2010
1-15240
(Commission File Number)
JAMES HARDIE INDUSTRIES SE
(Translation of registrant’s name into English)
Atrium, 8th floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): Not Applicable
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): Not Applicable
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b): Not Applicable

Safe Harbor Statement	3
Exhibit Index	5
Signatures	6
EX-99.1

Safe Harbour Statement
This 6K and exhibits include statements about the benefit of James Hardie’s re-domicile to Ireland as an Irish SE (the Proposal) may contain forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbour Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the ASIC;

•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause the company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements.
These factors, some of which are discussed under “Risk Factors” in James Hardie’s registration statement (described below under the heading “Additional information and where to find it) include, but are not limited to:
•	all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries;

•	required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability;

•	compliance with and changes in tax laws and treatments;

•	competition and product pricing in the markets in which the company operates;

•	the consequences of product failures or defects;

•	exposure to environmental, asbestos or other legal proceedings; general economic and market conditions;

•	the supply and cost of raw materials; the success of research and development efforts;

•	reliance on a small number of customers;

•	a customer’s inability to pay;

•	compliance with and changes in environmental and health and safety laws;

•	risks of conducting business internationally;

•	the company’s proposal to transfer its corporate domicile from The Netherlands to Ireland to become an Irish “SE” company;
•	compliance with and changes in laws and regulations;

•	currency exchange risks;

•	the concentration of the company’s customer base on large format retail customers, distributors and dealers;

•	the effect of natural disasters;

•	changes in the company’s key management personnel;

•	inherent limitations on internal controls;

•	use of accounting estimates; and

•	all other risks identified in the company’s reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate).
The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.
Additional information and where to find it
In connection with the Proposal, James Hardie has lodged with Australian Securities Exchange (ASX) and filed with the United States Securities and Exchange Commission (SEC) a Registration Statement on Form F-4 with additional information concerning the Proposal, including a copy of an Explanatory Memorandum/prospectus. The Registration Statement was declared effective by the SEC on April 21, 2010.
While there is no new issue of securities involved in the Proposal under Australian law, under the US federal securities law James Hardie Industries SE is treated as a new registrant and the Explanatory Memorandum constitutes a prospectus for the purposes of US federal securities law. The Explanatory Memorandum is not a prospectus for the purposes of Australia’s Corporations Act, 2001. Accordingly, it does not contain all of the information that would be required to be contained in an Australian prospectus and has not been, and will not be, lodged with the ASIC.
Investors and security holders of James Hardie are urged to read the Explanatory Memorandum and any amendments, as well as any other relevant documents lodged or filed with the ASX or SEC as they become available because they contain and will contain important information about James Hardie and the Proposal. The Registration Statement, James Hardie’s Annual Report on Form 20-F and James Hardie’s subsequent reports filed with or furnished to the SEC and other relevant materials (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by James Hardie may be obtained without charge. In addition, investors and security holders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made by calling the Information Helpline in Australian at 1800 675 021 (between 8.00am and 5.00pm AEST) or elsewhere in the world at +1-949-367-4900 (between 8.00am and 5.00pm US Central Time) or in writing by regular and electronic mail at the following address: James Hardie Industries SE, Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands, Attention: Company Secretary; email: infoline@jameshardie.com.
All material documents filed with the SEC will also be lodged with the ASX and posted on the James Hardie Investor Relations website (www.jameshardie.com, select James Hardie Investor Relations).
Participants in the solicitation
James Hardie and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of James Hardie in connection with the Proposal. Information about the executive officers and directors of James Hardie and their ownership of James Hardie common stock is set out in the Explanatory Memorandum forming part of the Registration Statement.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Results of Extraordinary General Meeting

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries SE
Date: Wednesday, 2 June 2010	By:	/s/ Marcin Firek
Marcin Firek
Legal Counsel, Australia and Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Results of Extraordinary General Meeting